UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Asia Satellite Telecommunications Holdings Limited
(Name of Issuer)

Common Stock, par value HK $0.10 per share
(Title of Class of Securities)

763991-02-3
(CUSIP Number)

SES
L-6815 Chateau de Betzdorf
Luxembourg
Attention: General Counsel
+352 710 725 525

Copy to:
David M. Wilf, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________
                * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763991-02-3

CUSIP No. 763991-02-3	Schedule 13D	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK, AF and WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER	0

	8 SHARED VOTING POWER	0

	9 SOLE DISPOSITIVE POWER	0

	10 SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	CO

CUSIP No. 763991-02-3	Schedule 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SES Global Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK, AF and WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER	0

	8 SHARED VOTING POWER	0

	9 SOLE DISPOSITIVE POWER	0

	10 SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	CO

CUSIP No. 763991-02-3	Schedule 13D	Page 3 of 5 Pages

Item 4.  Purposes of Transaction

             Item 4 is hereby amended and supplemented by the addition of the following paragraphs:

             On March 29, 2007, SES, GE CFE Luxembourg S. a r.l. (“GECFE”), GE Capital Equity Holdings Inc. (“GECE”) and General Electric Capital Corporation (“GE Capital” and, together with GECFE and GECE, the “GE Entities”), a wholly owned subsidiary of General Electric Company (“GEC” and, together with GE Capital and their affiliates, “GE”) entered into a Letter Agreement (the “SRA Amendment”) pursuant to which the Share Redemption Agreement (the “SRA”) between SES, the GE Entities and GEC, dated as of February 13, 2007 was amended. This item is qualified in its entirety by reference to the SRA Amendment, which is filed as Exhibits 8 hereto and is incorporated herein by reference.

             On March 29, 2007, SES and the GE Entities effected the transactions contemplated by the SRA, including the indirect transfer to the GE Entities of SES’s indirect ownership of 133,107,975 Y Ordinary Shares of Bowenvale Limited, a British Virgin Islands company, whose sole asset is 268,905,000 shares of common stock of the Issuer. As of March 29, 2007, the Reporting Persons ceased to be the beneficial owners of any shares of common stock of the Issuer.

Item 5.  Interest in Securities of the Issuer

             As of March 29, 2007, the Reporting Persons ceased to be the beneficial owners of any shares of common stock of the Issuer. Item 5 is hereby further amended and supplemented by the addition of the paragraphs set forth under Item 4 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             Item 6 is hereby amended and supplemented by the addition of the paragraphs set forth under Item 4 above.

Item 7.  Material to be Filed as Exhibits.

             Item 7 of Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

8.          Letter Agreement, dated March 29, 2007, between SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation.

CUSIP No. 763991-02-3	Schedule 13D	Page 4 of 5 Pages

SIGNATURE

                After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 2, 2007

SES

By: /s/ Romain Bausch

Name: Romain Bausch Title: President and CEO

By: /s/ Mark Rigolle

Name: Mark Rigolle Title: Chief Financial Officer

SES GLOBAL HOLDING AG

By: /s/ Romain Bausch

Name: Romain Bausch Title: Director

CUSIP No. 763991-02-3	Schedule 13D	Page 5 of 5 Pages

Exhibit 8